

August 26, 2020

Harold Hofer
Chief Executive Officer
Escalate Wealth REIT I, Inc.
17 Corporate Plaza, Suite 200
Newport Beach, California 92660

> **Re: Escalate Wealth REIT I, Inc.**
> **Preliminary Offering Circular on Form 1-A**
> **Filed July 31, 2020**
> **File No. 024-11284**

Dear Mr. Hofer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Offering Circular on Form 1-A

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

2. We note that you may conduct the share repurchase program during the offering period of the shares offered through this offering statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

3. Please reconcile when you plan to qualify as a REIT. On the prospectus cover page and elsewhere you reference December 31, 2022, and then in the taxation discussion beginning on page 76 you reference December 31, 2021.

Cover Page

4. Please disclose the duration of the offering. See Item 501(b)(8)(iii) of Regulation S-K and Rule 251(d)(3)(F) of Regulation A.

Security Ownership of Certain Beneficial Owners and Management, page 56

5. Please provide the ownership table as required by Item 403 of Regulation S-K. In addition, please disclose the natural person(s) with voting and/or investment control of Escalate Wealth, LLC.

Plan of Distribution, page 111

6. Please provide more detailed information about the rebate to be provided from the advisor to large investors and investors younger than 25. Please clearly disclose the terms of this rebate such as how this gets paid, when it gets paid, the amount of the rebate or how it is calculated, etc.

Exhibits
Subscription Agreement, page A-1

7. We note that the subscription agreement includes the following provisions:

    •   Section 13: limitations on damages (this provision refers to "any other Realty Mogul party" -- please clarify or advise);

    •   Section 14: indemnification;

    •   Section 15: arbitration, waiver of right of class action, waiver of jury trial;

- Section 18.1: consent to jurisdiction and forum; and

- Section 18.5: fee shifting.

Please include disclosure regarding these provisions including a description of the provisions, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws, and whether or not the provisions apply to purchasers in secondary transactions. Regarding section 18.1, please clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce this provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also reconcile this provision, which designates California courts, with Article XIV of the company's bylaws, which designates Maryland courts as the forum and provide clear disclosure of the exclusive forum provision. Please discuss the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws, the level of recovery required by the plaintiff to avoid payment, and who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory W. Preston